UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, relating to the tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

The bold and underlined language is added to and the struck through language is removed from the fourteenth paragraph under the heading entitled “Item 2. Identity and Background of Filing Person – Tender Offer” on page 4 of the Schedule 14D-9 is deleted and replaced with the following paragraphs:

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements – The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time (the “Expiration Time”) of the Offer is one minute after 11:59 p.m., New York City time, on ~~April 18, 2025,~~May 2, 2025, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the sixteenth paragraph under the heading “Item 2. Identity and Background of Filing Person – Tender Offer” on page 4 of the Schedule 14D-9:

On April 16, 2025, Carlyle, SK Capital and Parent announced that Merger Sub extended the expiration date of the Offer to one minute after 11:59 p.m., New York City time, on May 2, 2025. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on April 18, 2025.

The depository for the Offer has advised Merger Sub that as of the close of business on April 15, 2025, approximately 700,288 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer and the Merger” on page 28 of the Schedule 14D-9:

From March 25, 2025 through April 11, 2025, the Company held diligence calls with Ayrmid covering a variety of commercial and operational topics in addition to customary legal topics, including regulatory, employment, tax, litigation and intellectual property, and provided Ayrmid with access to a variety of diligence materials and documents. During this period, representatives of Latham and representatives of Ayrmid’s legal counsel exchanged drafts of the Merger Agreement and related ancillary agreements.

On April 4, 2025, the Transaction Committee convened, with management and representatives of Latham and Leerink Partners in attendance and discussed the status of the non-binding offer submitted by Ayrmid and the anticipated timeline for receiving a binding offer and obtaining committed financing. At the direction of the Transaction Committee, management conveyed to Ayrmid that it would need to deliver a binding offer, including committed financing, to the Company no later than April 11, 2025.

On April 9, 2025, the Transaction Committee convened, with management and representatives of Latham and Leerink Partners in attendance. The Transaction Committee discussed the status of negotiations with Ayrmid, the terms of Ayrmid’s draft Merger Agreement and related ancillary agreements, the fiduciary duties of the Board, and Ayrmid’s request to extend the deadline by which they would deliver a binding offer, including committed financing, to April 15, 2025. Following significant discussion, the Transaction Committee determined that it would grant Ayrmid’s requested extension to April 15, 2025. That same day, representatives of management informed Ayrmid of such extension.

On April 15, 2025, representatives of Ayrmid informed management that they were unable to obtain committed financing and make a binding offer by that day’s deadline and that they were continuing to pursue financing and expected to provide an update in the coming week. Also, on April 15, 2025, the Transaction Committee convened, with management and representatives of Latham and Leerink Partners in attendance. Following significant discussion on the status of the Ayrmid offer, the Transaction Committee authorized management to issue a press release updating the market on the status of discussions with Ayrmid, noting that Ayrmid had not delivered a binding offer or obtained the necessary financing. On April 16, 2025, the Company issued such press release, which stated that the Board unanimously reaffirms its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Item 8. Additional Information.

The bold and underlined language is added to and the struck through language is removed from the paragraph under the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 53 of the Schedule 14D-9 is deleted and replaced with the following paragraph:

On March 10, 2025, and March 17, 2025, purported stockholders of the Company filed lawsuits captioned Laughlin et al. v. bluebird bio, Inc., et al., No. 1:25-cv-02497 (N.D. Ill.) (the “Laughlin Lawsuit”), and Smith v. bluebird bio, Inc., et al., No. 1:25-cv-02802 (N.D. Ill.) (the “Smith Lawsuit”) in the United States District Court of the Northern District of Illinois, alleging the Tender Offer Statement and Recommendation Statement contained materially incomplete and misleading information relating to the Transactions. On April 15, 2025, the plaintiffs in the Laughlin Lawsuit filed a notice of voluntary dismissal with prejudice. On March 13, 2025, two additional purported stockholders of bluebird filed lawsuits in the Supreme Court of New York County of New York, captioned Jones v. bluebird bio, Inc., et al., No. 651420/2025 (Sup. Ct. N.Y. Cnty.) (the “Jones Lawsuit”), and Kent v. bluebird bio, Inc., et al., No. 651424/2025 (Sup. Ct. N.Y. Cnty.) (the “Kent Lawsuit,” and collectively the “Lawsuits”), asserting negligence and negligent misrepresentation and concealment under New York law regarding the Transactions. Additionally, ~~fifteen~~ seventeen purported stockholders of the Company demanded that the Company disclose additional information related to the Transactions (the “Disclosure Demands” and collectively with the Lawsuits, the “Actions”). The Actions generally assert that the Company failed to disclose material information in connection with the Transactions, including information regarding the Company’s historical data, financial projections, relationship with its financial advisor, the Company’s Transaction Committee, and discussions regarding the retention of Company management. The Company believes the claims asserted in the Actions are without merit.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(a)(5)(N)	Press Release issued by bluebird bio, Inc., dated April 16, 2025

(a)(5)(O)	Press Release issued by Carlyle, SK Capital and Parent, dated April 16, 2025 (incorporated by reference to Exhibit (a)(5)(D) of the Schedule TO).

(a)(5)(P)	Email from Andrew Obenshain, Chief Executive Officer of bluebird bio, sent to employees, dated April 16, 2025

(a)(5)(Q)	Frequently Asked Questions, dated April 16, 2025

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer
Dated:	April 16, 2025